FX Real Estate and Entertainment Inc.
650 Madison Avenue
New York, New York 10022
December 28, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Philip L. Rothenberg, Esq., Division of Corporation Finance

Re:	FX Real Estate and Entertainment Inc.
Registration Statement on Form S-1 (as Amended)
Registration No. 333-145672
Ladies and Gentlemen:
     FX Real Estate and Entertainment Inc. (the “Registrant”), a Delaware corporation, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective at 1:00 p.m., Washington D.C. time, on Monday, December 31, 2007, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FX Real Estate and Entertainment Inc.

By:	/s/ Mitchell J. Nelson

Name:	Mitchell J. Nelson
Title:	Executive Vice President and
General Counsel